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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carr, Riggs & Ingram Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7035 Halcyon Park Drive
(No. and Street)

Montgomery	AL	36117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Sikes (334-467-1092
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, LLC
(Name – *if individual, state last, first, middle name*)

341 Cool Spring Blvd	Franklin	TN	37067
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William H. Carr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carr, Riggs & Ingram Capital Advisors, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J. HOLLY HOLLIS
My Commission Expires
June 26, 2021

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[redacted] [redacted]

Carr, Riggs & Ingram Capital Advisors, LLC
Table of Contents
December 31, 2020

elliott davis

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Carr, Riggs, & Ingram Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Carr, Riggs, & Ingram Capital Advisors, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in the Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis, LLC

We have served as the Company's auditor since 2013.

Franklin, Tennessee
February 25, 2021

[redacted]

Carr, Riggs & Ingram Capital Advisors, LLC
Statement of Financial Condition

December 31,		**2020**
Assets		
Current Assets		
Cash and cash eqivalents	$	322,277
Due from related company		8,555
Security deposits		6,148
Total current assets		336,980
Fixed Assets		
Operating lease right-of-use assets		248,150
Furniture and equipment		25,530
Accumulated depreciation		(8,697)
Total fixed assets		264,983
Total assets	$	601,963
Liabilities		
Current Liabilities		
Accounts payable	$	19,372
Accrued liabilities		20,199
Operating lease liabilities		54,000
Deferred revenues		8,333
Total current liabilities		101,904
Long-Term Liabilities		
Operating lease liabilities		195,678
Total long-term liabilities		195,678
Total liabilities		297,582
Member's Equity		304,381
Total liabilities and member's equity	$	601,963

See accompanying notes to financial statements.

[redacted]

Carr, Riggs & Ingram Capital Advisors, LLC
Statement of Operations

Year ended December 31,		**2020**
Revenues		
Investment banking	$	754,170
Expenses		
Advertising and marketing		23,474
Computer expense		69,462
Consulting fees		27,707
Depreciation		2,757
Dues and subscriptions		15,167
Insurance		2,356
Meals and entertainment		4,626
Office supplies		13,903
Other expenses		3,423
Postage		1,015
Professional fees		32,309
Rent		66,610
Repairs and maintenance		10,404
Retirement expense		15,935
Salaries and employee benefits		643,469
Taxes and licenses		64,469
Telephone expense		7,300
Travel		29,369
Utilities		9,681
Total expenses		1,043,436
Other Income		
Rental Income		22,990
Net loss	$	(266,276)

See accompanying notes to financial statements.

Year ended December 31,		**2020**
Balance at December 31, 2019	$	895,657
Capital contributions		150,000
Distributions to member		(475,000)
Net loss		(266,276)
Balance at December 31, 2020	$	304,381

See accompanying notes to financial statements.

Carr, Riggs & Ingram Capital Advisors, LLC
Statement of Cash Flows

Year ended December 31,		**2020**
Cash Flows from Operating Activities:		
Net loss	$	(266,276)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		2,757
Decrease in prepaid expenses		3,517
Increase in security deposits		(2,813)
Decrease in accounts payable		(5,202)
Increase in accrued liabilities		4,633
Increase in deferred revenues		8,333
Decrease in due to related company		(36,153)
Noncash rent expense		1,527
Net cash used in operating activities		(289,677)
Cash Flows from Investing Activities:		
Purchase of furniture and equipment		(2,033)
Net cash used in investing activities		(2,033)
Cash Flows from Capital and Financing Activities:		
Capital Contributions		150,000
Distributions to member		(475,000)
Net cash used in capital and financing activities		(325,000)
Net Change in Cash and Cash Equivalents		(616,710)
Cash and Cash Equivalents, beginning of year		938,987
Cash and Cash Equivalents, end of year	$	322,277

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Carr, Riggs & Ingram Capital Advisors, LLC (the "Company"), a limited liability company organized in August 2010, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company commenced operations on November 10, 2011 upon obtaining its broker-dealer registration. During 2015 the Company changed its name from Carr, Riggs & Ingram Transaction Advisors, LLC to Carr, Riggs & Ingram Capital Advisors, LLC. The Company acts as an agent in merger and acquisition transactions as well as arranges debt and equity financing. The Company also provides general financial advisory services to corporate clients. The Company is a wholly owned subsidiary of Carr, Riggs & Ingram Capital, LLC.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment Banking

Investment banking revenues include fees earned from providing merger and acquisition and financial restructuring advisory services. Revenue is generally computed based upon agreed-upon percentages of the sales price for the businesses sold by the Company, and is reported as revenue earned upon consummation of the sale transaction. Revenue from consulting projects is reported when earned. Revenue from commitment fees, generally paid in advance and credited against the final sales transaction fee, is recognized using the straight line method over the estimated term of the contract, typically twelve months.

Income Taxes

The Company is a limited liability company taxed as a partnership for federal income tax purposes. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements since the taxable income or loss is included in the income tax returns of the members. As the Company is not liable for federal income tax, the Company has recorded no liability associated with uncertain tax positions. The Company files income tax returns in the US federal jurisdiction. The statute of limitations for Internal Revenue Service (IRS) examination of the Company's federal tax returns is determined by the statute governing the tax returns of its members.

The Company's policy is to record interest and penalties relating to taxes in interest expense on the financial statements. There were no significant interest or penalties related to taxes incurred as of year-end.

[redacted]

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company maintains cash on deposit with one banking institution. At times, deposits may exceed Federal Deposit Insurance Corporation (FDIC) coverage limits.

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Property and Equipment

Property and equipment is stated at cost. Depreciation of property and equipment is provided for using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are charged to expense when incurred. Depreciation expense for the year ended December 31, 2020, was $2,757.

Concentrations

The Company is project based and generally does not have recurring sources of revenue.

Revenue

In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. The guidance was adopted in the year ended December 31, 2018.

Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation.

The Company's revenue is comprised of advisory fee revenue. The Company has performed an assessment of its contracts related to revenue streams that are within the scope of the standard. As such, the Company's accounting policies have not changed materially since the principles of revenue recognition from the guidance are largely consistent with prior guidance and current practices applied by the Company. Furthermore, significant revenue has not been recognized in the current reporting period that resulted from performance obligations satisfied in previous periods.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases

In February 2016, the FASB amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. This policy was adopted in the year ended December 31, 2019.

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on our balance sheet.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The discount rate that we used to determine the present value of the lease payments was 4.35%. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

We have lease agreements with lease and non-lease components, which are generally accounted for separately. For certain leases, we account for the lease and non-lease components as a single lease component. Additionally, for certain equipment leases, we apply a portfolio approach to effectively account for the operating lease ROU assets and liabilities.

NOTE 3 – LEGAL CONTINGENCIES

The Company was not aware of or involved in any significant current or pending legal actions during the reporting period.

NOTE 4 – RELATED PARTIES

A company where the members serve as principals provides related party consulting, analyst and other services. This related party had outstanding obligations of $8,555 payable to the Company as of December 31, 2020. The Company has also entered into an agreement for this related party to provide human resources-related services as a co-employer with the Company's employees.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $272,845, which was $267,845 in excess of its required net capital of $5,000, and the Company's net capital ratio is 6 to 1.

NOTE 6 – LEASES

The Company entered into two operating leases for office space in Montgomery, Alabama that begin February 2020. Each lease has a term of five years. Total rent expense was $66,610 in 2020.

Supplemental balance sheet information related to leases as of December 31, 2020 was as follows:

Operating Leases:	
Operating lease right-of-use assets	$ 248,150
Other current liabilities	$ 54,000
Operating lease liabilities	195,678
Total operating lease liabilities	$ 249,678

As of December 31, 2020, the future minimum lease payments under the current leases are as follows:

Year Ending	Amount
2021	$ 66,252
2022	$ 66,252
2023	$ 67,990
2024	$ 70,018
2025	$ 5,849

NOTE 7 – FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2020, consisted of the following:

Furniture and equipment	$ 25,530
Less accumulated depreciation	(8,697)
Net furniture and equipment	$ 16,833

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated all events and transactions that occurred after December 31, 2020 through the date the financial statements were available to be issued. The Company did not have any material recognizable subsequent events that required recognition or disclosure in the notes to the December 31, 2020 financial statements.

NOTE 9 – COVID-19

The 2019 novel coronavirus (or "COVID-19") has adversely affected, and may continue to adversely affect economic activity globally, nationally and locally. It is unknown the extent to which COVID-19 may spread, may have a destabilizing effect on financial and economic activity and may increasingly have the potential to negatively impact the Company's costs, demand for the Company's services, and the U.S. economy. These conditions could adversely affect the Company's business. The extent of the potential adverse impact, if any, of the COVID-19 outbreak on the Company cannot be predicted at this time.

[redacted] [redacted]

Carr, Riggs & Ingram Capital Advisors, LLC
Supplemental Schedule of Computation of
Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31,		2020
Net Capital		
Total member's equity	$	304,381
Deductions and/or charges:		
Non-allowable assets:		(31,536)
Net capital	$	272,845
Aggregate Indebtedness	$	49,432
Computation of Basic Net Capital Requirements		
Minimum net capital required	$	5,000
Net capital in excess of the greater of 6 2/3% of aggregate indebtness or minimum net capital requirement		267,845
Percentage: Aggregate indebtness to net capital		18.12%
Reconciliation with Company's Computation		
Net capital, as reported in Company's Focus Report Part II, as amended	$	272,845
Net audit adjustments		-
Net capital per above	$	272,845